

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

July 29, 2010

James R. Moore, Esq.
Executive Vice President, General Counsel, and Secretary
Huntsman International LLC
500 Huntsman Way
Salt Lake City, UT 84108

> **Re:** **Huntsman International LLC**
> **Pre-effective Amendment 1 to Registration Statement on Form S-4**
> **Filed July 20, 2010**
> **File No. 333-167611**

Dear Mr. Moore:

We reviewed the filing and have the comments below.

Exhibit 5.1

1. We object to the qualifications contained in paragraph A on page 4 relating to the laws of the state of Delaware and New York. Counsel cannot limit the scope or carve-out provisions of the law of the relevant jurisdiction or indicate that it is not qualified to opine on that law. Please revise.

2. Refer to paragraph F on page 5. Please have counsel revise the opinion to remove the date qualification. Alternatively, counsel may file a new opinion that speaks as of or in close proximity to the date of effectiveness.

3. We refer you to the last paragraph of the opinion which prohibits reliance on the opinion by anyone other than Huntsman International LLC. We object to the reliance limitation as the legality opinion has been filed as an exhibit to a publicly filed document that contains an express consent regarding its use.

Exhibit 5.3

4. Please have counsel remove the date qualification in the fourth paragraph. Alternatively, counsel may file a new opinion that speaks as of or in close proximity to the date of effectiveness.

5. We refer you to the second sentence of the first paragraph after the opinions on page 4 which prohibits the reliance by anyone other than Tioxide Americas Inc. We object to the reliance limitation as the legality opinion has been filed as an exhibit to a publicly filed document that contains an express consent regarding its use. Also, it appears that Exhibit 5.1 is relying upon the matters set forth in this opinion. The limitation therefore appears to preclude Stoel Rives from relying upon this opinion regarding matters of Cayman Islands law that it needs to render its opinion.

6. Please have counsel consent to being named in the registration statement.

Exhibit 5.4

7. Please remove the date qualifications in Sections 3.3 and 6.4. Alternatively, counsel may file a new opinion that speaks as of or in close proximity to date of effectiveness.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the registrant and co-registrants request acceleration of the effective date of the pending registration statement, they should furnish a letter at the time of the request acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant and co-registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The registrant and co-registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Also, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397.

Very truly yours,

Jay E. Ingram
Legal Branch Chief

cc: By facsimile to (801) 578-6999 and U.S. Mail:
            Nathan W. Jones, Esq.
            Benjamin W. Bates, Esq.
            Stoel Rives LLP
            201 South Main Street, Suite 1100
            Salt Lake City, UT 84111